UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2016

Commission File Number: 001-36619

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Affimed N.V.

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Im Neuenheimer Feld 582,

69120 Heidelberg,

Germany

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Annual General Meeting Results

On January 21, 2016, Affimed N.V. (“Affimed” or the “Company”) held an Extraordinary General Meeting of Shareholders. The final results of each of the agenda items submitted to a vote of the shareholders are as follows:

Agenda item 2: Appointment of a new managing director: Dr. Jörg Windisch.

Affimed shareholders approved the appointment of a new managing director: Dr. Jörg Windisch.

Agenda item 3: Appointment of a new supervisory director: Dr. Bernhard R.M. Ehmer.

Affimed shareholders approved the appointment of a new supervisory director: Dr. Bernhard R.M. Ehmer.

Due to returns, Dr. Windisch’s term as a Managing Director is effective as of February 1, 2016 and will end upon the Annual General Meeting of Shareholders to be held in 2019. Dr. Ehmer’s term as a member of our Supervisory Board is effective immediately and will end upon the Annual General Meeting of Shareholders to be held in 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Heidelberg, Germany, January 21, 2016.

AFFIMED N.V.

By:	/s/ Adi Hoess
	Name:	Adi Hoess
	Title:	Chief Executive Officer

By:	/s/ Florian Fischer
	Name:	Florian Fischer
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit
99	Press Release dated January 21, 2016